UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF

INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

ALITHEIA RESOURCES INC.

CGG

CGG HOLDING B.V.

CGG HOLDING (U.S.) INC.

CGG LAND (U.S.) INC.

CGG MARINE B.V.

CGG SERVICES (U.S.) INC.

VIKING MARITIME INC.

(Names of applicants)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

+33 1 64 47 45 00

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Second Lien Senior Secured Notes due 2024	Up to $461 million (or equivalent in euros) (the “Issue Amount”)

Approximate date of the proposed offering:

On or before February 28, 2018

Name and address of agent for service:

Cogency Global Inc.

10 E. 40th Street, 10th floor

New York, NY 10016

with a copy to:

Linklaters LLP

Attention: Luis Roth

25 rue de Marignan

Paris 75008

France

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicants.

GENERAL INFORMATION

1. General information

Name of Applicant	Form of Organization	Jurisdiction of Organization

Alitheia Resources Inc.	Corporation	United States of America (Delaware)

CGG S.A.	Public limited liability company (société anonyme)	France

CGG Holding B.V.	Private limited liability company (besloten vennootschap met beperkte aansprakelijkheid)	Netherlands

CGG Holding (U.S.) Inc.	Corporation	United States of America (Delaware)

CGG Land (U.S.) Inc.	Corporation	United States of America (Delaware)

CGG Marine B.V.	Private limited liability company (besloten vennootschap met beperkte aansprakelijkheid)	Netherlands

CGG Services (U.S.) Inc.	Corporation	United States of America (Delaware)

Viking Maritime Inc.	Corporation	United States of America (Delaware)

Except for CGG S.A. (the “Issuer” or the “Company”), each of the foregoing entities shall be referred to herein collectively as the “Guarantors.” The Issuer and the Guarantors shall be referred to collectively as the “Applicants.”

2. Securities Act exemption applicable

Pursuant to the terms set forth in the draft plan prepared under the safeguard procedure (procedure de sauvegarde) of the Company under articles L.620-1 ff. of the French Code de commerce (the “Safeguard Plan”) and the Joint Chapter 11 Plan of Reorganization of the Guarantors and certain other subsidiaries of the Company (as may be amended or modified, the “Plan of Reorganization”), the Company, on or before February 28, 2018, expects to issue up to $461 million (including a euro denominated tranche) in principal amount of Second Lien Senior Secured Notes due 2024 (the “Notes”) to certain holders of the Company’s 5.875% Senior Notes due 2020, 6.50% Senior Notes due 2021 and 6.875% Senior Notes due 2022 (collectively, the “Existing Senior Notes”) or those assignees permitted under the private placement agreement dated June 26, 2017.

The Notes will be issued under the Indenture to be qualified hereby (the “Indenture”), to be entered into by and among the Applicants, The Bank of New York Mellon, London Branch, as trustee, principal paying agent, calculation agent, transfer agent, collateral agent and international security agent, The Bank of New York Mellon SA/NV, Luxembourg Branch as registrar and The Bank of New York Mellon, as U.S. collateral agent. The form of the Indenture is attached hereto as Exhibit T3C.

The issuance of Notes and related guarantees in an aggregate principal amount of $375 million (the “New Money Notes”) will be made by the Company in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder, while the issuance of Notes and related guarantees in an aggregate principal amount of $86 million relating to accrued interest claims under the Existing Senior Notes (the “Interest Notes” will be made in reliance on the exemption from registration under the Securities Act, pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Code, as amended (the “Bankruptcy Code”).

Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor under the plan; (ii) the recipients of the securities must hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense in the case concerning the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interests in the debtor, or “principally” in such exchange and partly for cash or property. The Applicants believe that the issuance of the Interest Notes (and related guarantees) under the Plan of Reorganization will satisfy the aforementioned requirements of Section 1145(a)(1) of the Bankruptcy Code and, accordingly, the Interest Notes will be exempt from registration under the Securities Act.

AFFILIATIONS

3. Affiliates

For purposes of this Application only, certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers”, for a list of the directors and executive officers of each Applicant.

As of July 31, 2017, to the Applicants’ knowledge, Bpifrance Participations S.A. and IFP Energies Nouvelles held respectively 2,069,686 and 107,833 fully paid ordinary shares of the Company, giving Bpifrance Participations S.A. and IFP Energies Nouvelles respectively, 9.35% and 0.49% of the share capital and 10.91% and 0.48% of the voting rights at such date. Bpifrance Participations S.A. and IFP Energies Nouvelles have previously indicated to the AMF (L’Autorité des marchés financiers) that they vote in concert.

Following the restructuring as described in the Safeguard Plan and the Plan of Reorganization (collectively, the “Restructuring Plan”) and investments in new money (and after exercise of Warrants #3, Backstop Warrants and Coordination Warrants with an exercise price of €0.01 per new share, but before exercise of Warrants #1 and Warrants #2, each as defined in the free English translation of the Safeguard Plan attached as Exhibit B to the Disclosure Statement filed as Exhibit T3E hereto) and assuming the rights issue with preferential subscription rights to the Company’s existing shareholders (the “Rights Issue”) described in the Restructuring Plan is fully subscribed in cash, the Company’s share capital will be held 13.4% by existing shareholders, 5.0% by holders of the convertible bonds referred to in item 7 (the “Convertible Bonds”) and 81.6% by holders of the senior notes referred to in item 7 (the “Senior Notes”).

The following is a list of the other affiliates (other than the Company) of the Applicants as of the date hereof, each a direct or indirect subsidiary of the Company. Dormant subsidiaries (including Alitheia Resources Inc.) have not been included in the list below.

Name	Place of incorporation	Percentage of voting securities owned by the Company
CGG Services SAS	France	100
CGG Explo SARL	France	100
Geomar SAS	France	100
Sercel Holding SAS	France	100
Sercel SAS	France	100
CGG Holding B.V.	Netherlands	100
CGG Marine B.V.	Netherlands	100
CGG Data Management (Netherlands) B.V.	Netherlands	100
CGG Services (NL) B.V.	Netherlands	100
CGG International SA	Switzerland	100
CGG Data Services SA	Switzerland	100
CGG Marine Resources Norge AS	Norway	100
CGG Services (Norway) AS	Norway	100
Exploration Investment Resources II AS	Norway	100
Exploration Vessel Resources II AS	Norway	100
CGG Services (UK) Limited	United Kingdom	100
CGG Data Management (UK) Limited	United Kingdom	100
Robertson (UK) Limited	United Kingdom	100

Robertson GeoSpec International Limited	United Kingdom	100
CGG Holding I (UK) Limited	United Kingdom	100
CGG Holding II (UK) Limited	United Kingdom	100
CGG Holding III (UK) Limited	United Kingdom	100
CGG do Brasil Participaçoes Ltda	Brazil	100
Veritas do Brasil Ltda	Brazil	100
LASA Prospeccoes SA	Brazil	100
CGG Mexico, SA de CV	Mexico	100
Geoinnovation Corporativa S. de RL de CV	Mexico	100
Vitzel S.A. de C.V.	Mexico	100
CGG Holding (U.S.) Inc.	Delaware, United States of America	100
CGG Services (U.S.) Inc.	Delaware, United States of America	100
CGG Land (U.S.) Inc.	Delaware, United States of America	100
Viking Maritime Inc.	Delaware, United States of America	100
CGG Canada Services Ltd	Canada	100
CGG Services (Canada) Inc.	Canada	100
CGG Services (Australia) Pty Ltd	Australia	100
CGG Aviation (Australia) Pty Ltd	Australia	100
PT CGG Services Indonesia	Indonesia	95
CGG Services India Private Ltd	India	100
CGG Technology Services (Beijing) Co. Ltd	China	100
CGG Geoscience (Beijing) Ltd	China	100
CGG Services (Singapore) Pte Ltd	Singapore	100
CGG Services (Malaysia) Sdn Bhd	Malaysia	100
CGG Vostok	Russia	100
Compagnie Générale de Géophysique (Nigeria) Ltd	Nigeria	100
Veritas Geophysical (Nigeria) Ltd	France	100
CGG Airborne Survey (Pty) Ltd	France	100
Sercel England Ltd	France	100
Sercel-GRC	France	100
Sercel Inc.	France	100
Sercel Canada Ltd	Canada	100
Sercel Australia Pty Ltd	Australia	100
Hebei Sercel-Junfeng Geophysical Prospecting Equipment Co. Ltd	China	51
Sercel (Beijing) Technological Services Co. Ltd	China	100
Sercel Singapore Pte Ltd	Singapore	100
De Regt Marine Cables BV	Netherlands	100
De Regt Germany GmbH	Germany	100

The following is a list of the other affiliates of the Applicants as of the date hereof that are not subsidiaries of the Company.

Name	Place of incorporation	Percentage of voting securities owned by the Company
CGG Eidesvik Ship Management AS	Norway	49.0
PT Elnusa-CGGVeritas Seismic	Indonesia	49.0
PTSC CGGV Geophysical Survey Limited	Vietnam	49.0
Argas	Saudi Arabia	49.0
Seabed Geosolutions BV	The Netherlands	40.0
Veri-Illuq Geophysical Ltd.	Canada	49.0
Yamoria Geophysical Ltd.	Canada	49.0
Petroleum Edge Limited	United Kingdom	50.0
Reservoir Evaluation Services LLP	Kazakhstan	49.0
Global Seismic Shipping AS	Norway	50.0

MANAGEMENT AND CONTROL

4. Directors and executive officers

The table below sets forth the names of, and all offices held by, each Applicant’s directors and executive officers, as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939, as amended (the “TIA”), as of the date hereof.

On the restructuring effective date, all managers, directors and other members of the existing boards or governance bodies of the Applicants (unless such persons have resigned or been dismissed in accordance with applicable law), as applicable, will continue to hold office and will continue to have authority from and after such time, solely to the extent not expressly excluded in the roster of the applicable new boards of the Applicants following the restructuring. Pursuant to Section 1129(a)(5) of the Bankruptcy Code, the Applicants will disclose in advance of the hearing to confirm the Plan of Reorganization before the US bankruptcy court the identity and affiliations of the individuals serving (or selected to serve) on the new boards, as well as those persons who are serving (or will serve) as an officer of any of the reorganized Applicants, if any. Each such director or officer shall serve from and after the restructuring effective date pursuant to the terms of the new organizational documents and other constituent documents of the reorganized Applicants.

Subject to the vote of the general meeting of the Company’s shareholders, the structure and composition of the Company’s board of directors following the restructuring will be determined in consultation with funds owned, managed or advised by DNCA Finance (“DNCA”) and the members of the ad hoc committee of holders of Senior Notes who have become and remain shareholders of the Company.

Under the Restructuring Plan, the structure and composition of the board of the Company will comply with the AFEP MEDEF Code in France and be determined as soon as practicable, but in any case no later than three (3) months after the restructuring effective date.

Alitheia Resources Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director, Treasurer, SVP Finance & Services
Colin Murdoch	Director
Luc Schlumberger	Director, President
Matthew Bognar	SVP MCNV Western Hemisphere
Chad Meintel	Secretary

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

CGG S.A.

Directors and Executive Officers	Position
Remi Dorval	Chairman
Jean-Georges Malcor	Chief Executive Officer & Director
Loren Carroll	Independent Director
Michael Daly	Independent Director
Anne Guérin, permanent representative of Bpifrance Participations	Director
Didier Houssin	Director
Agnès Lemarchand	Independent Director
Gilberte Lombard	Independent Director
Hilde Myrberg	Director
Robert Semmens	Director
Kathleen Sendall	Independent Director
Stéphane-Paul Frydman	Group Chief Financial Officer
Pascal Rouiller	Chief Operating Officer
Sophie Zurquiyah	Chief Operating Officer

The mailing address for each director and executive officer listed above is Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France.

CGG Holding B.V.

Directors and Executive Officers	Position
Béatrice Place-Faget	Managing Director
Agathe Cottin	Managing Director

The mailing address for each director and executive officer listed above is Bordewijklaan 58, 2591 XR’s Gravenhage, the Netherlands.

CGG Holding (U.S.) Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director and Treasurer, SVP Finance & Service
Colin Murdoch	Director and President
Stéphane-Paul Frydman	Director
Chad Meintel	Secretary

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

CGG Land (U.S.) Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director and Treasurer, SVP Finance & Service
Colin Murdoch	Director and President
Luc Schlumberger	EVP Latin America
Michael Bertness	VP US Land Library
Matthew Bognar	SVP MCNV Western Hemisphere
Gary Wilson	Country Manager
Chad Meintel	Secretary

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

CGG Marine B.V.

Directors and Executive Officers	Position
Eva Marina Rudin	Managing Director
Agathe Cottin	Managing Director

The mailing address for each director and executive officer listed above is Bordewijklaan 58, 2591 XR’s Gravenhage, the Netherlands.

CGG Services (U.S.) Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director and Treasurer, SVP Finance & Service
Colin Murdoch	Director and President
Luc Schlumberger	Director and EVP MCNV Division
Matthew Bognar	SVP Marine MCNV Division
Jerry Young	SVP Processing & Imaging Division
Rob Mayer	SVP Hampson-Russell Reservoir Division
Michael Bertness	VP Land MCNV Division
Gary Wilson	Country Manager
Chad Meintel	Secretary
Sophie Zurquiyah	SEVP GGR
Oliver Guy	President Robertson
Mark Weber	SVP Robertson
Kamal Al-Yahya	VP Geosoftware

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

Viking Maritime Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director and Treasurer, SVP Finance & Service
Colin Murdoch	Director and President
Luc Schlumberger	Director
Yves Rastoin	EVP
Chad Meintel	Secretary

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

5. Principal owners of voting securities

The following table sets forth information as to each person owning 10% or more of the voting securities of each Applicant as of the date hereof.

Alitheia Resources Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of Alitheia Resources Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Restructuring Plan.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Holding (U.S.) Inc Address: 10300 Town Park Drive, Houston, TX 77072, USA	Common shares	1,000	100%

CGG S.A.

To the Applicants’ knowledge, the table below lists ownership information concerning each person owning 10% or more of the voting securities of the Company as of July 31, 2017.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned(1)
Bpifrance Participations S.A. (formerly named Fonds Stratégiquie d’Investissement) Address: 27-31 avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France	Ordinary shares	2,069,686	9.35% (10.91% of voting rights)
IFP Energies Nouvelles Address: 1-4 avenue de Bois-Préau, 92500 Rueil Malmaison, France	Ordinary shares	107,833	0.49% (0.48% of voting rights)

Note:

(1)

The Restructuring Plan foresees a Rights Issue and also the issuance of new shares as well as various types of warrants (i.e., Backstop Warrants, Coordination Warrants, Warrants #1, Warrants #2 and Warrants #3), which will cause the ownership of the Company to change significantly upon consummation of the Restructuring Plan.

To the Applicants’ knowledge, as of July 31, 2017, Bpifrance and IFP Energies Nouvelles, who have previously indicated to the AMF that they vote in concert, held respectively 2,069,686 and 107,833 fully paid ordinary shares of the Company, giving Bpifrance and IFP Energies Nouvelles respectively 10.91% and 0.48% of the voting rights as of such date. The Company’s constituent documents (statuts) provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. Since May 22 1997, a double voting right is allocated to all registered form and fully paid-up shares registered in the name of the same holder for at least two years. Substantially all ordinary shares held by the Company’s shareholders are presently held in bearer form and only a few double voting rights have been granted. As of July 31, 2017, the total number of outstanding ordinary shares was 22,133,149 and the total number of voting rights was 22,562,699. The share capital of the Company is composed of ordinary shares only.

CGG Holding B.V.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Holding B.V., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Restructuring Plan.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG S.A. Address: Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France	Common shares	4,690,512	100%

CGG Holding (U.S.) Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Holding (U.S.) Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Restructuring Plan.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Holding B.V. Address: Bordewijklaan 58, 2591 XR’s Gravenhage, the Netherlands	Common shares	100	100%

CGG Land (U.S.) Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Land (U.S.) Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Restructuring Plan.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Services (U.S.) Inc. Address: 10300 Town Park Drive, Houston, TX 77072, USA	Common shares	1,000	100%

CGG Marine B.V.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Marine B.V., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Restructuring Plan.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Holding B.V. Address: Bordewijklaan 58, 2591 XR’s Gravenhage, the Netherlands	Common shares	759,180	100%

CGG Services (U.S.) Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Services (U.S.) Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Restructuring Plan.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Holding (U.S.) Inc. Address: 10300 Town Park Drive, Houston, TX 77072, USA	Common shares	1,000	100%

Viking Maritime Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of Viking Maritime Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Restructuring Plan.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Services (U.S.) Inc. Address: 10300 Town Park Drive, Houston, TX 77072, USA	Common shares	1,000	100%

UNDERWRITERS

6. Underwriters

On February 5, 2016, BNP Paribas, Credit Suisse Securities (Europe) Limited, Crédit Agricole Corporate and Investment Bank, HSBC Bank plc, Natixis, Société Générale, ABN AMRO Bank N.V., RBC Europe Limited and Nordea Bank Finland plc acted as underwriters in the Company’s global rights offering. As part of the right offering, the underwriters subscribed for and distributed the Company’s ordinary shares which were not subscribed for by the holders of preferential subscription rights in an international private placement to institutional investors.

There is no underwriter for the Notes.

CAPITAL SECURITIES

7. Capitalization

To the extent required under the Safeguard Plan, the Plan of Reorganization or applicable non-bankruptcy law, the reorganized obligors will file their respective new organizational documents with the applicable Secretaries of State or other applicable authorities in their respective states, provinces or countries of incorporation or formation in accordance with the corporate laws of the respective states, provinces or countries of incorporation or formation. To the extent required, pursuant to Section 1123(a)(6) of the Bankruptcy Code, the new organizational documents of the reorganized obligors will prohibit the issuance of non-voting equity securities.

Set forth below is certain information as to each authorized class of equity securities of the Applicants as of the date hereof (unless otherwise indicated).

Alitheia Resources Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $0.01 per share	1,000	1,000

CGG S.A.

Title of class	Amount authorized (number of shares)		Amount outstanding (number of shares)
Ordinary shares, nominal value €0.80 per share	26,834,403	(1)	22,133,149	(1)

Note:

(1)	As of July 31, 2017.

As from May 22, 1997, a double voting right is allocated to all registered and fully paid-up shares registered in the name of the same holder for at least two years.

The double voting right ceases ipso jure for any share having been subject to a conversion to the bearer or a transfer of ownership subject to exceptions provided for by law.

Subject to the provisions set out above, each ordinary share, including each American depositary share (“ADS”) representing an ordinary share, is entitled to one vote per share on any matter presented to the holders of the ordinary shares, with holders of ADSs to vote through the depositary with respect to their ADSs as provided in the deposit agreement relating to the ADSs.

CGG Holding B.V.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value €100	The authorized capital ceased to exist pursuant to an amendment of the articles of association dated October 10, 2013 and there is no limitation on the amount of share capital that may be issued.	4,690,512

CGG Holding (U.S.) Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $0.01 per share	100	100

CGG Land (U.S.) Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $1.00 per share	5,000	1,000

CGG Marine B.V.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value €100 per share	The authorized capital ceased to exist pursuant to an amendment of the articles of association dated October 10, 2013 and there is no limitation on the amount of share capital that may be issued.	759,180

CGG Services (U.S.) Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $0.10 per share	1,000	1,000

Viking Maritime Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $0.01 per share	1,000	1,000

Set forth below is certain information as to each authorized class of debt securities of the Company, guaranteed by the rest of the Applicants, as of June 30, 2017. The Applicants are not aware of any changes to these figures between June 30, 2017 and the date hereof.

Title of class	Amount authorized			Amount outstanding
6.50% Senior Notes due 2021	U.S.$	720,704,000	(1)	U.S.$	675,625,000
5.875% Senior Notes due 2020		€400,000,000			€400,000,000
6.875% Senior Notes due 2022	U.S.$	500,000,000		U.S.$	419,636,000
1.75% Convertible Bonds due 2020		N/A			€325,165,550
1.25% Convertible Bonds due 2019		N/A			€34,933,352

Note:

(1)	Includes $650,000,000 issued on May 31, 2011, $58,554,000 issued on January 20, 2017 and $12,150,000 issued on March 13, 2017.

INDENTURE SECURITIES

8. Analysis of indenture provisions

The Notes will be issued under the Indenture. The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 which are not otherwise defined herein have the meanings assigned to them under the Indenture.

Events of Default

Each of the following is an event of default:

(a)	the Company defaults in the payment when due of interest on the Notes, and such default continues for a period of 30 days;

(b)	the Company defaults in the payment when due of principal of or premium, if any, on the Notes;

(c)	the Company fails to comply with any of the provisions of Sections 3.09 or 4.15 of the Indenture;

(d)

the Company or any Restricted Subsidiary fails to observe or perform any other covenant or other agreement in the Indenture or the Notes for 30 days after it receives written notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding of such failure;

(e)

the declaration or payment of any dividend or the making of any other payment or distribution described in subclause (y) of Section 4.07(c) of the Indenture, which declaration, payment or distribution (together with the aggregate amounts of such dividends, payments or distributions declared, paid or distributed after the Reference Date) would not be permitted by Section 4.07 of the Indenture if it were treated as a Restricted Payment;

(f)

the Company consolidates or merges (fusion) with or into (whether or not the Company is the surviving corporation), or sells, assigns, transfers, leases, conveys, demerges (scission) or otherwise disposes of all or substantially all of its properties or assets in one or more related transactions, to, another Person unless: (1) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made is a corporation organized or existing under the laws of the United States (or any state thereof or the District of Columbia), France or any other member state of the European Union (as constituted on the Issue Date); (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (3) immediately after such transaction no Default or Event of Default exists; (4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made, (i) shall have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (ii) shall, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of Section 4.09 of the Indenture; and (5) the Company shall deliver, or cause to be delivered, to the Trustee, in form reasonably satisfactory to the Trustee, (i) an Officers’ Certificate stating that such consolidation, merger or disposition and any supplemental indenture in respect thereto comply with this provision and that all conditions precedent in the Indenture relating to such transaction or transactions have been complied with and (ii) an Opinion of Counsel stating that the requirements of clauses (1) and (2) of this clause (f) have been satisfied;

(g)

default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (i) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness, including any extension thereof (a “Payment Default”) or (ii) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of $25,000,000; and provided, further, that if such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, an Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree; and provided, further, that any failure to pay amounts due in connection with charter agreements and related guarantees as a result of a good faith dispute between the Company or any of its Restricted Subsidiaries and the counterparty shall not constitute an Event of Default under this clause (g) for so long as such dispute is maintained in good faith by the Company or such Restricted Subsidiary;

(h)

a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any of its Restricted Subsidiaries and such judgment or judgments are not paid or discharged for a period (during which execution shall not be effectively stayed) of 60 days; provided that the aggregate of all such undischarged judgments (not covered by insurance) exceeds $25,000,000;

(i)

the failure of any Guarantor to perform any covenant set forth in its Subsidiary Guarantee or the repudiation by any Guarantor of its obligations under its Subsidiary Guarantee or the unenforceability of any Subsidiary Guarantee for any reason other than as provided in the Indenture ;

(j)

the Company or any Significant Subsidiary is unable to pay its debts as they fall due and commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors;

(k)

the Company or any Significant Subsidiary takes any corporate action or other steps are taken or legal proceedings are started under applicable bankruptcy laws for its sauvegarde, redressement judiciaire, liquidation judiciaire or other winding-up, dissolution, administration or reorganization (whether by way of voluntary or involuntary arrangement, scheme of arrangement or otherwise) or for the appointment of a mandataire ad hoc, conciliateur or administrateur provisoire, or other liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its revenues and assets; provided that this clause (k) shall not apply to an action, legal proceeding or other step (i) on vexatious or frivolous grounds or (ii) which is withdrawn or discharged within 40 days, in each case where such action, legal proceeding or other step was not commenced by, consented to or taken by the Company or any Significant Subsidiary;

(l)

any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any part of, the property, undertaking or assets of the Company or any Significant Subsidiary or any event occurs which under the laws of any jurisdiction has a similar or analogous effect in relation to property, undertaking or assets the value of which is superior to $25,000,000, other than an action, legal proceeding or other step on vexatious or frivolous grounds or which is withdrawn or discharged within 40 days, provided that this clause (l) shall not apply to any execution, distress, seizure or any other of the foregoing actions, in each case in relation to any vessel, that are not the result of any action of or failure to act by any member of the Group; or

(m)

with respect to (i) Collateral relating to any Capital Stock of or voting rights in the Company or any intragroup loans granted to the Company or (ii) any other Collateral having a fair market value in excess of $2,500,000, one or more of the Security Documents shall, at any time, cease to be in full force and effect, or a Security Document shall be declared invalid or unenforceable by a court of competent jurisdiction or the relevant grantor (or a third-party creditor of the relevant grantor) or the security granted pursuant to a Security Document assets, in any pleading in any court of competent jurisdiction, that any such Security Document is invalid or unenforceable for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture, other than, in each case, pursuant to limitations on enforceability, validity or effectiveness imposed by applicable law or the terms of such Security Document or except in accordance with the terms of such Security Document, the Intercreditor Agreement, any Additional Intercreditor Agreement or the Indenture, including the release provisions thereof.

If any Event of Default occurs and is continuing, the Trustee may, by notice to the Company, or the Holders of at least 25% in principal amount of the then outstanding Notes may, by notice to the Company and the Trustee, and the Trustee shall, upon the request of such Holders, declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (j), (k) or (l) above occurs with respect to the Company or any Guarantor, all outstanding Notes shall be due and payable immediately without further action or notice. The Holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium, if any, that have become due solely because of such acceleration) have been cured or waived.

If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to Section 3.07 of the Indenture, then, upon acceleration of the Notes, an equivalent premium shall also become and be immediately due and payable, to the extent permitted by law, anything in the Indenture or in the Notes to the contrary notwithstanding.

Authentication and Delivery of the Notes; Use of Proceeds

One Officer shall sign the Notes for the Company by manual or facsimile signature. If the Company has a corporate seal, it may be reproduced on the Notes and, if so, it may be in facsimile form.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee. Such signature shall be conclusive evidence that the Note has been authenticated under the Indenture. The form of Trustee’s certificate of authentication to be borne by the Notes shall be substantially as set forth in Exhibit A-1 or Exhibit A-2 to the Indenture.

The Trustee shall authenticate (i) the Original Notes for original issue on the Issue Date in the aggregate principal amount of (a) up to the Issue Amount less the Euro Amount (as defined below), in the case of U.S. dollar-denominated Original Notes, and (b) up to a euro equivalent of $100 million (the “Euro Amount”), in the case of euro-denominated Original Notes, (ii) Additional Notes (including any Additional Notes issued as PIK Interest pursuant to Section 2.03 of the Indenture) for original issue from time to time after the Issue Date subject to compliance with the terms of the Indenture in such principal amounts as may be set forth in a written order of the Company described in this sentence, in each case upon a written order of the Company signed by one Officer, which written order shall specify (a) the amount of Notes to be authenticated and the date of original issue thereof and (b) the amount of Notes to be issued in global form or definitive form.

The aggregate principal amount of the Notes (other than amounts paid as PIK Interest in accordance with the terms of the Indenture) outstanding at any time may not exceed (x) the Issue Amount less the Euro Amount, in the case of U.S. dollar-denominated Original Notes, and (y) the Euro Amount, in the case of euro-denominated Original Notes, plus such additional principal amounts as may be issued and authenticated pursuant to clause (ii) of the previous paragraph, except as provided in Section 2.09 of the Indenture, and incurred pursuant to the second paragraph of Section 4.09 of the Indenture and clause (a) of the Permitted Liens definition.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company, any Guarantor or an Affiliate of the Company.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Interest Notes because such Notes will be issued in exchange for accrued interest claims under the Existing Senior Notes in connection with the Plan of Reorganization. The Indenture does not restrict the use of proceeds of the New Money Notes.

Release and Substitution of Property Subject to the Lien of the Indenture

(a)

The Collateral shall be released from the lien and security interest created by the Security Documents and the Trustee, the Collateral Agent, any other Additional Collateral Agent and the International Security Agent shall be authorized and directed for itself and on behalf of the other Secured Parties (without further consent, sanction authority or confirmation from any party) to release the Liens (or any other claim) over the Collateral and execute and deliver or enter into any release of such Liens or claim and issue any letters of non-crystallization of any floating charge or any ancillary document or consent to dealing that may, not in contravention of applicable law, be considered necessary or desirable:

(i)	upon repayment in full of the Notes;

(ii)	as provided in the Intercreditor Agreement, the Pari Passu Intercreditor Agreement, any Additional Intercreditor Agreement or any Security Document;

(iii)

in a transaction that complies with the provisions of Article 5. The Collateral Agent and the Trustee will effect any release of the Collateral that is in accordance with the Indenture without requiring consent from the Holders, subject to the receipt of an Officers’ Certificate and an Opinion of Counsel, certifying compliance with the provisions of the Indenture, from the Company;

(iv)	upon the defeasance, satisfaction or discharge of the Notes as provided in Article 8 in accordance with the terms and conditions of the Indenture;

(v)

upon (A) any sale, lease, exchange, transfer or other disposition (any of the foregoing, a “Disposition”) of Collateral to a Person (other than Dispositions to one or more Obligors) if such Disposition does not violate Section 4.10 of the Indenture; or (B) any Disposition of Collateral to one or more Obligors if such Disposition does not violate Section 4.10 of the Indenture; provided that this clause (v)(B) shall not be relied upon in the case of a Disposition of Collateral to an Obligor unless, subject to the Agreed Security Principles, the relevant property and assets remain subject to, or otherwise become subject to, a Lien in favor of the Notes following such Disposition;

(vi)	upon any Authorized Merger;

(vii)	in accordance with Section 4.26 of the Indenture; or

(viii)	in the case of a Guarantor that is released from its Subsidiary Guarantee pursuant to the terms of the Indenture, the release of the property and assets and Capital Stock of such Guarantor;

provided in each case (other than in the case of clause (iv)), that the Liens in favor of the First Lien Notes (or any Permitted Refinancing Indebtedness in respect thereof) are also so released.

(b)

In addition, subject to Section 4.26 of the Indenture, if a refinancing or an increase of any Indebtedness secured with a Permitted Lien on Collateral is implemented in a manner that releases any security interests over all or some of the Collateral, the security interest over such Collateral with respect to the Notes shall be released automatically and replaced by new security in favor of the Collateral Agent, any Additional Collateral Agent or the International Security Agent (as applicable), on substantially the same terms as prior to release; provided that following such release and retaking, the Company is in compliance with the terms of Section 4.27 of the Indenture, and the security interests are legally valid and binding.

(c)

The Trustee (without further consent, sanction, authority or confirmation from any party) shall direct the Collateral Agent and any other Additional Collateral Agent to deliver an appropriate instrument evidencing the release of Collateral upon receipt of a request by the Company accompanied by an Officers’ Certificate and an Opinion of Counsel certifying as to the compliance with Section 11.04 of the Indenture; provided that the legal counsel delivering such Opinion of Counsel may rely as to matters of fact on one or more Officers’ Certificates.

Satisfaction and Discharge of the Indenture

The Indenture shall upon the written request of the Company cease to be of further effect with respect to all outstanding Notes (except as to surviving rights of registration of transfer or exchange of Notes expressly provided for in the Indenture, the Company’s and any Guarantor’s obligations under Section 7.07 of the Indenture, and the Trustee’s and each Paying Agent’s obligations under Sections 8.06 and 8.07 of the Indenture), and the Trustee, on demand and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture with respect to such series, when:

(a)	either

(i)

all outstanding Notes therefor authenticated and delivered (other than (A) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.09 of the Indenture and (B) Notes for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(ii)	all outstanding Notes not theretofore delivered to the Trustee for cancellation

(A)	have become due and payable by reason of the giving of a notice of redemption or otherwise; or

(B)	shall become due and payable at their Stated Maturity within one year, or

(C)	are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

and the Company or any Guarantor, in the case of clause (A), (B) or (C) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in an amount sufficient (without consideration of any reinvestment of interest and as certified by an independent public accountant designated by the Company expressed in a written certification thereof delivered to the Trustee) to pay and discharge the entire indebtedness of the Notes not theretofore delivered to the Trustee for cancellation, including principal (and premium, if any) and accrued and unpaid interest to the date of such deposit (in the case of Notes which have become due and payable) or the Stated Maturity or redemption date, as the case may be;

(b)	the Company and each Guarantor has paid or caused to be paid all other sums then due and payable by it under the Indenture;

(c)

no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit shall not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; and

(d)

the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent in the Indenture provided for relating to the satisfaction and discharge of the Indenture have been complied with.

In order to have money available on a payment date to pay principal, premium, if any, or interest on the Notes, the U.S. Government Securities shall be payable as to principal, premium, if any, or interest at least one Business Day before such payment date in such amounts as shall provide the necessary money. The U.S. Government Securities shall not be callable at the issuer’s option.

Evidence of Compliance with Conditions and Covenants of the Indenture

The Company shall deliver to the Trustee and post to its investor relations website, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants or its equivalent body in France, as the case may be, the year-end financial statements delivered pursuant to Section 4.03(a) of the Indenture shall be accompanied by a written statement of the Company’s independent public accountants (who shall be a firm of established international reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall furnish to the Trustee:

(a)

an Officers’ Certificate in form reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.05 of the Indenture) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and

(b)

an Opinion of Counsel in form reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.05 of the Indenture) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to Section 314(a)(4) of the TIA) shall comply with the provisions of Section 314(e) of the TIA and shall include:

(a)	a statement that the Person making such certificate or opinion has read such covenant or condition;

(b)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)

a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d)	a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

9. Other obligors.

Other than the Applicants, there are no other obligors under the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for qualification comprises:

(a)	pages numbered 1 to 26, consecutively;

(b)	the Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, as trustee, under the Indenture to be qualified; and

(c)	the following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee.

Exhibit Number	Description

Exhibit T3A1	Certificate of Incorporation of Alitheia Resources Inc., dated June 29, 2004(2).

Exhibit T3A2	Articles of Association of CGG S.A.(1).

Exhibit T3A3	Deed of Amendment of Articles of Association of CGGVeritas Holding B.V. (CGG Holding B.V.), dated October 10, 2013 (3).

Exhibit T3A4	Certificate of Incorporation of Volnay Acquisition Co. II (CGG Holding (U.S.) Inc.), dated September 5, 2006(2) as amended by the Certificate of Amendment of Certificate of Incorporation of Volnay Acquisition Co. II (CGG Holding (U.S.) Inc.), dated January 12, 2007(2), the Certificate of Amendment of Certificate of Incorporation of CGGVeritas Holding (U.S.) Inc. (CGG Holding (U.S.) Inc.), dated May 31, 2012(3) and the Certificate of Amendment of Certificate of Incorporation of CGG Holding (U.S.) Inc. dated April 30, 2013(3).

Exhibit T3A5	Restated Certificate of Incorporation (with Amendments) of Veritas DGC Land Inc. (CGG Land (U.S.) Inc.), dated July 18, 2000(2) as amended by the Certificate of Amendment of Certificate of Incorporation of CGGVeritas Land (U.S.) Inc. (CGG Land (U.S.) Inc.), dated December 19, 2007(4) and the Certificate of Amendment of Certificate of Incorporation of CGG Land (U.S.) Inc., dated April 30, 2013(3).

Exhibit T3A6	Deed of Amendment of Articles of Association of CGGVeritas Marine B.V. (CGG Marine B.V.), dated October 10, 2013(3).

Exhibit T3A7	Restated Certificate of Incorporation (with Amendments) of Digicon Geophysical Corp. (CGG Services (U.S.) Inc.), dated February 6, 2001(2) as amended by the Certificate of Amendment of Certificate of Incorporation of CGGVeritas Services (U.S.) Inc. (CGG Services (U.S.) Inc.), dated December 19, 2007(4) and the Certificate of Amendment of Certificate of Incorporation of CGG Services (U.S.) Inc., dated April 30, 2013(3).

Exhibit T3A8	Certificate of Incorporation of Viking Maritime Inc., dated March 29, 2001(2).

Exhibit T3B1	Amended and Restated Bylaws of Alitheia Resources Inc.(5).

Exhibit T3B2	Bylaws of CGGVeritas Services Holding (U.S.) Inc. (CGG Holding (U.S.) Inc.)(5).

Exhibit T3B3	Bylaws of Veritas DGC Land Inc. (CGG Land (U.S.) Inc.)(2).

Exhibit T3B4	Bylaws of CGGVeritas Services (U.S.) Inc. (CGG Services (U.S.) Inc.)(5).

Exhibit T3B5	Amended and Restated Bylaws of Viking Maritime Inc.(5).

Exhibit T3C	The form of indenture to be entered into by and among the Applicants, The Bank of New York Mellon, London Branch as trustee, principal paying agent, calculation agent, transfer agent and collateral agent as well as international collateral agent, The Bank of New York Mellon SA/NV, Luxembourg Branch as registrar and The Bank of New York Mellon as U.S. collateral agent.

Exhibit T3E	Disclosure Statement Soliciting Acceptances of a Plan of Reorganization(6).

Exhibit T3F	TIA Cross Reference Sheet (included in the form of indenture filed herewith as Exhibit T3C).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon.

Notes:

(1)	Incorporated by reference to the Applicant’s annual report for the fiscal year ended December 31, 2016 on Form 20-F filed with the SEC (File Number: 001-14622) on May 1, 2017.
(2)	Incorporated by reference to the Applicant’s Registration Statement on Forms F-3 and S-3 (SEC File No. 333-140274), dated January 29, 2007.
(3)	Incorporated by reference to the Applicant’s Form F-4, filed with the SEC (File Number: 333-197261) on July 3, 2014, as amended.
(4)	Incorporated by reference to the Applicant’s Registration Statement on Form F-4, dated September 21, 2009 (SEC File No. 333-162041), as amended.
(5)	Incorporated by reference to the Applicant’s Registration Statement on Form F-4, dated September 27, 2011 (SEC File No. 333- 177040).
(6)	Incorporated by reference to the Applicant’s Report on Form 6-K, dated August 30, 2017 (SEC File No. 001-14622).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below has duly caused this Application, to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Paris, and the Republic of France, on the 30th day of August 2017.

CGG S.A.

By:	/s/ Jean-Georges Malcor
Name: Jean-Georges Malcor
Title: Chief Executive Officer

CGG HOLDING B.V.

By:	/s/ Beatrice Place-Faget
Name: Beatrice Place-Faget
Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this Application, to be signed on its behalf by the undersigned, thereunto duly authorized in the Municipality of The Hague, and the Netherlands, on the 30th day of August 2017.

CGG MARINE B.V.

By:	/s/ Agathe Cottin
Name: Agathe Cottin
Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below has duly caused this Application, to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and the State of Texas, on the 30th day of August 2017.

(SEAL)		ALITHEIA RESOURCES INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
	Name: Chad Meintel		Name: Vince Thielen
	Title: Secretary		Title: Treasurer

(SEAL)		CGG HOLDING (U.S.) INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
	Name: Chad Meintel		Name: Vince Thielen
	Title: Secretary		Title: Treasurer

(SEAL)		CGG LAND (U.S.) INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
	Name: Chad Meintel		Name: Vince Thielen
	Title: Secretary		Title: Treasurer

(SEAL)		CGG SERVICES (U.S.) INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
	Name: Chad Meintel		Name: Vince Thielen
	Title: Secretary		Title: Treasurer

(SEAL)		VIKING MARITIME INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
	Name: Chad Meintel		Name: Vince Thielen
	Title: Secretary		Title: Treasurer